NEWS RELEASE

Crosshair Mobilizes Drill Crews to CMB Property, Labrador

July 10, 2012	(NYSE MKT: CXZ) (TSX: CXX)

Crosshair Energy Corporation (NYSE MKT: CXZ) (TSX: CXX) (“Crosshair” or the “Company”) is pleased to announce the mobilization of its field crews to its newly consolidated CMB uranium/vanadium project in central Labrador. The start of the program had been delayed due to forest fire conditions resulting from an unseasonably warm, dry spring.  The $2.2 million program will focus on the Two Time, Firestone, Blue Star and C zones, with up to 3,500 metres (11,480 feet) of drilling. The goal of this year’s program is to expand the existing uranium and vanadium resources, as well as test new uranium targets within the main property.

“We are pleased that our 2012 CMB program is underway,” stated Mark Ludwig, Crosshair’s President & CEO. “This is our first opportunity to continue exploration of these key deposits following the lifting of the uranium mining moratorium in March. Management maintained these properties in good standing throughout the three and half year moratorium and is now determined to see that the full potential of its Labrador properties is realized.”

The CMB project consists of a total of 2,383 claims in 25 licences as Crosshair now has a 100% interest in the Two Time Property, subject to a 2% Net Smelter Return Royalty payable to Silver Spruce Resources Inc. on their original 800 claim area. The Two Time mineralized zone currently contains an Indicated mineral resource estimate of 2.33 M pounds of uranium (1.82 M tonnes grading 0.058% U3O8) and an Inferred mineral resource estimate of 3.73 M pounds of uranium (3.16 M tonnes grading 0.053% U3O8) and is open for expansion

In addition to the Two Time mineral resource estimates noted above, the C Zone corridor, which encompasses the C Zone, Area 1 and Armstrong prospects, has a current Indicated mineral resource estimate of 5.19 million pounds of uranium (6.92 million tonnes at 0.034% U3O8) and an additional Inferred mineral resource estimate of 5.82 million pounds of uranium (8.17 million tonnes at 0.032% U3O8).  It also contains an Indicated mineral resource estimate of 42.8 million pounds of vanadium (14.7 million tonnes at 0.15% V2O5) and an additional Inferred resource estimate of 93.6 million pounds of vanadium (28.3 million tonnes at 0.16% V2O5). All the resources remain open both along strike and at depth.

Stewart Wallis, P.Geo., a Director of Crosshair and a Qualified Person as defined by National Instrument 43-101, has reviewed and approved the technical information contained in this news release.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium and vanadium projects in the US and Canada. Its flagship properties, Bootheel and Juniper Ridge, have established resources and are located in uranium mining friendly Wyoming.  Bootheel has the potential to be mined using in-situ recovery methods while Juniper ridge appears to be suitable for an open-pit heap leach operation. The CMB Uranium/Vanadium Project is located in Labrador, Canada and has four currently defined resources - C Zone, Area 1, Armstrong and Two Time Zone.  The Crosshair team is composed of knowledgeable and experienced professionals with global experience in exploration, mining and corporate finance that are committed to operating in an environmentally responsible manner.

Additional information about the CMB Uranium-Vanadium Project can be found in the technical reports filed on SEDAR at www.sedar.com entitled: “Technical Report on the Central Mineral Belt (CMB) Uranium-Vanadium Project, Labrador, Canada” prepared for Crosshair dated January 20, 2011 (Rev March 10, 2011) and “Technical Report on the CMBNW Property, Newfoundland & Labrador, Canada” prepared for Crosshair and Silver Spruce Resources dated June 22, 2009.

For more information on Crosshair and its properties, please visit the website at www.crosshairenergy.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
EXECUTIVE CHAIRMAN

T: 604-681-8030
F: 604-681-8039
E: info@crosshairenergy.com
www.crosshairenergy.com

For Investor Relations, please call:
Bevo Beaven
720-932-8300

Cautionary Note Regarding Forward-Looking Information
Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things mineral resource estimates, increasing mineral resource estimates, the details of the exploration program and the exploration potential of the Company's properties. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended April 30, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note Concerning Reserve and Resource Estimates

This press release uses the terms “reserves”, “resources”, “proven reserves”, “probable reserves”, “measured resources”, “indicated resources” and “inferred resources”.  United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.  Inferred Resources are in addition to Measured and Indicated Resources.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category.  Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.  Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates referred to in this press release or released by the Company in the future have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  The requirements of NI 43-101 are not the same as those of the SEC and any reserves reported by the Company in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.